ULTRAPETROL (Bahamas) Ltd.

Second Quarter 2013

Earnings Call Presentation

August 14, 2013

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2012
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
2Q 2013 & Subsequent Events Highlights

($000's)	Six Months ended June 30, 2013	Six Months ended June 30, 2012	% Change	2Q 13	2Q 12	% Change
Revenues	$199,676	$144,035	39%	$121,786	$79,497	53%
Adjusted EBITDA (1)	$51,891	$16,811	212%	$32,630	$9,550	247%
Net income (loss) as reported	$7,632	($19,217)		$13,486	($5,390)	
EPS as reported (In $ per share)	$0.05	($0.65)		$0.10	($0.18)	
Adjustments to Net income (loss) as reported						
Yard EBITDA from Touax barge sale	1,698	-		(131)	-	
Income tax (loss) on Exchange Variance (2)	(874)	(1,827)	-52%	(1,052)	(2,561)	-59%
Extinguishment of Debt one time event	3,785	-		181	-	
Adjusted net income (loss)	$12,241	($21,044)		$12,484	($7,951)	
Adjusted EPS (In $ per share)	$0.09	($0.71)		$0.09	($0.27)	

- On June 10, 2013 we issued $200 million of our 8.875% First Preferred Ship Mortgage Notes due 2021; net proceeds were used in July 10, 2013, to redeem our 9% 2014 Notes and for General Corporate Purposes
- On July 5, 2013, we agreed to purchase from Firmapar Corp. the 5.55% ownership in the Offshore Supply Business we did not own. Subsequently, on July 25, 2013, we paid $10.3 million to Firmapar Corp. in consideration for such shares. We now own 100% of the common stock of UP Offshore (Bahamas) Limited
- On July 8, 2013, we entered into several agreements through which we agreed to build and sell from our Punta Alvear yard an additional set of seven tank barges to a third party for export to Colombia with deliveries scheduled for the end of December 2013 in terms similar to previously agreed sales
- On July 10, 2013, we redeemed all $180.0 million of our then outstanding 9% First Preferred Ship Mortgage Notes due 2014

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
2Q 2013 Adjusted EBITDA vs. 2Q 2012

Adjusted EBITDA per segment *($000's)*	2Q 13	2Q 12	Difference	% Change
River Business	20,469	5,367	15,102	281%
Offshore Supply Business	6,808	6,871	(63)	-1%
Ocean Business	152	648	(496)	-77%
Total Segment Adjusted EBITDA	**$27,429**	**$12,886**	**$14,543**	**113%**
Items not included in Segment Adjusted EBITDA				
Financial income	11	38	(27)	-71%
Foreign currency exchange gains (losses), net	5,190	(3,374)	8,564	
Adjusted Consolidated EBITDA	**$32,630**	**$9,550**	**$23,080**	**242%**

- **Our River Business Adjusted EBITDA for 2Q 13 increased $15.1 million when compared to 2Q 12 mainly as a result of the 13% increase in net tons transported, the rate increases on some of our contracts, and the normal rainfall and river levels prevailing during the first half of 2013, coupled with an increase in the sales of barges to third parties from our yard in Punta Alvear**
- **Our Offshore Supply Business Adjusted EBITDA remained unchanged at $6.8 million in 2Q 2013 as compared to 2Q 12**
- **Our Ocean Business Adjusted EBITDA decreased $0.5 million to $0.1 million in 2Q 13 as compared to $0.6 million in 2Q 12 mainly related to the decrease in revenues of our container feeder service**
- **Increase in foreign currency exchange gains of $8.6 million**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
2Q 2013 vs. 2Q 2012

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Six months ended June 30, 2013	Six months ended June 30, 2012	% Change	2Q 13	2Q 12	% Change
Net Tons Transported	**2,183,431**	**1,774,045**	**23%**	**1,347,156**	**1,190,017**	**13%**
Revenues	$122,531	$71,128	72%	$83,184	$41,744	99%
Voyage and Manufacturing Expenses	(61,681)	(39,852)	55%	($42,308)	($20,951)	102%
Gross Margin	60,850	31,276	95%	40,876	20,793	97%
Running Costs	(30,446)	(24,108)	26%	(16,383)	(12,658)	29%
Administrative and commercial expenses	(9,375)	(5,500)	70%	(4,971)	(2,796)	78%
Other operating income	1,362	3,951	-66%	957	389	146%
Investment in Affiliates	(302)	(663)	-54%	(109)	(344)	-68%
Yard EBITDA from Touax Sale	1,698	-		(131)	-	
Exchange difference affecting opex	3,205	-		-	-	
Other net	-	(107)		230	(17)	
Segment Adjusted EBITDA	$26,992	$4,849	457%	$20,469	$5,367	281%

- **River Business results include both our river transportation activities as well as barge sales to third parties by our shipyard in Punta Alvear**
- **Revenues associated to our transportation activities increased 38% for 2Q 13 as compared to 2Q 12 as a result of a 13% increase in net tons transported year on year due to normal rainfall and river levels as well as contractual rate increases; similarly, revenues from our barge building activity also increased**
- **Voyage and Manufacturing Expenses increased 102% mostly as a result of our barge building activity during 2Q 13 and higher transportation activity**
- **Running costs increased 29% as a result of the increase in the volumes transported period on period and higher crew costs**
- **Administrative and commercial expenses increased 78% mostly due to the quarterly allocation of corporate G&A to the segment in a different way in 2Q 13 than we did in 2Q 12. The q-o-q variance in G&A allocation will reverse in 3Q and 4Q 13 and consequently we do not expect such difference will reflect an equivalent variance for the entire year**

River Business
Healthy Conditions for 2013 – Soybean and River Levels

Paraguay Crop



Paraguayan Seeded Area & Production (1)
10-year CAGR: 7.6%
USDA August 2013 Estimate
Seeded Area
Production
Million Hectares &Tons
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
2003 1.6 4.5
2004 1.9 3.9
2005 2.0 4.0
2006 2.4 3.6
2007 2.4 5.6
2008 2.6 6.0
2009 2.5 3.6
2010 2.7 6.5
2011 2.9 7.1
2012 3.0 4.0
2013 3.2 9.4

River Levels (2)



2012
2013
10-year median
River level (in meters)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug

Monthly Soybean Prices (3) – June 2010 – 13



(in $ / ton)
371.0
379.5
483.8
501.5
446.1
522.3
529.4
534.8
560.2
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13

(1) Source: USDA Foreign Agricultural Service – Updated August 5, 2013
(2) Company Data
(3) Source: Indexmundi and International Monetary Fund

River Business
Healthy Conditions for 2013 – Iron Ore

Iron Ore Production – Corumba Region (Brazil)



Production (In Million Tons)
0
1
2
3
4
5
6
7
8
9
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.8
6.8 (1)
6.3
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 (P)
Annualized production for Vale and halted production for MMX as of June 30, 2013

Monthly Iron Ore Prices (2) – June 2009 – 13

(in $ / ton)



71.7
84.0
105.3
143.6
148.5
187.2
173.0
135.5
140.4
134.6
99.5
120.4
154.6
139.9
114.8
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13

(1) Source: Annualized 1Q 13 production report for MMX and annualized 1H 13 production report for Vale
(2) Source: Indexmundi and International Monetary Fund

River Business

Leverage Leading Position in River to Capitalize on Opportunities


ULTR River Business Fleet (Barges Only)
# of Vessels
DWT
75.3% Capacity Increase ('03 –'12)
9-year CAGR: 6.4%
Assumes ~30% Capacity Increase ('12 – '17E)
Acquired remaining 50% interest in UABL from American Commercial Lines
Commenced activity (one shift) of Punta Alvear barge manufacturing yard
850
750
650
550
450
350
2,000
1,500
1,000
500
431
455
490
490
564
591
591
602
647
669
819
705 DWT
1,236 DWT
1,643 DWT
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2017E
Dry Barges
Tank Barges
Capacity

The River Business successfully expanded over the past decade and is well positioned for future growth

River Business
Punta Alvear Yard – Vertically Integrated Barge Manufacturing



Third Party Barge Sales EBITDA


($ in millions)
$6.4
$13.7
$20.5
2011
2012
PF 2013 (1)

	2011	2012	PF 2013 (1)
# of barges:	**20**	**37**	**58**

- **The Company's barge building facility at Punta Alvear, Rosario, Argentina is the most modern of its kind in South America**
  - **Allows the Company to expand the capacity of its own barge fleet at a very competitive cost**
  - **Ability to generate incremental EBITDA through sales to third parties**
- **58 barges from 2013 production has so far been contracted for third party sales**
- **Third party sales in 2013: 58 barges (dry and tank)**

(1) Proforma assumption: Average EBITDA for 2011 and 2012 (combined) per barge, basis 58 barges; actual result may differ due to differences in product mix, pricing or cost considerations

River Business
Key Initiatives

Pushboat Reengining and Repowering Program

- Initiative to change pushboat engines from diesel to heavy fuel
- Substantial savings in fuel expense and an increase in tow size and navigation speed
- Six heavy fuel-consuming pushboats now in operation (compared to four a year ago)
- Cost: total program cost of ~$85.0 million (~$15.5 million remaining)
- Timing: 17 out of 25 engines will have been installed for 2014 season

✓Lower Fuel Costs
✓Lower Pushboat Rotation Time
✓Larger convoy size down and up river

Strategic Exclusive-Use Terminal and Transshipment Footprint

- Development of new river terminals to provide enhanced logistics services to our customers
- Improved integration of our River Business operations
- Potential for increase as the region's development progress
- Operates two owned river terminals
- Owns land for the construction of two additional terminals
- New midstream Iron Ore Transshipment facility with a take-or-pay contract with a major iron ore producer for a minimum of 3 years

✓Vertical Integration
✓Strategic Assets
✓Growth Prospects
✓Revenue diversification through transshipment services

Barge Manufacturing Yard

- Invested in the construction of a barge building facility in Punta Alvear, Rosario, Argentina
  - Fully automated production line
  - Capable of producing approximately 2 jumbo 2,500 ton barges per week
- Ability to produce barges at a cost significantly lower than any alternative source available to the region
- Ancillary EBITDA from third party sales

✓New Capacity 40% Cheaper
✓Higher ROA vs. Competitors
✓Yard investment paid by 3rd party sales in less than 3 yrs

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
2Q 2013 vs. 2Q 2012

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY (*$000's*)	Six months ended June 30, 2013	Six months ended June 30, 2012	% Change	2Q 13	2Q 12	% Change
Revenues	42,447	35,170	21%	20,845	18,142	15%
Voyage Expenses	(1,931)	(2,046)	-6%	(982)	(833)	18%
Running Costs	(18,652)	(17,389)	7%	(10,286)	(8,841)	16%
Administrative and commercial expenses	(4,878)	(3,514)	39%	(2,520)	(1,678)	50%
Other operating income	45	1,536	-97%	0	360	
Net (gain) attributable to non-controlling interest in subsidiaries	(553)	(445)	24%	(254)	(276)	-8%
Other net	-	(5)		-	(3)	
Net (loss) gain on derivatives	(211)	-		5	-	
Segment Adjusted EBITDA	$16,267	$13,307	22%	$6,808	$6,871	-1%

- **Our revenues increased $2.7 million in 2Q 13 relative to 2Q 12 mainly as a result of the operation of our *UP Jade* which entered into operation on August 10, 2012**
- **Voyage Expenses increased $0.1 million in 2Q 13 as compared to 2Q 12 on account of the delivery of our *UP Jade* and *UP Amber* on May 22, 2012, and January 30, 2013, respectively**
- **Running Costs for 2Q 2013 increased $1.4 million to $10.3 million as compared to 2Q 12 mostly on account of the operation of our *UP Jade* which entered into service with Petrobras on August 10, 2012, and to the delivery from the shipyard of our *UP Amber* on January 30, 2013**
- **Administrative and commercial expenses increased 50% mostly due to the quarterly allocation of corporate G&A to the segment in a different way in 2Q 13 than we did in 2Q 12. The q-o-q variance in G&A allocation will reverse in 3Q and 4Q 13 and consequently we do not expect such difference will reflect an equivalent variance for the entire year**
- **Our Offshore Supply segment adjusted EBITDA in 2Q 13 of $6.8 million remained unchanged with respect to 2Q 12 mainly due to a total of 47 days of scheduled drydock and repairs to our PSV fleet in the 2Q 13, slightly larger positioning expenses of *UP Amber* partially offset by *UP Jade* in service in 2Q 13**

Offshore Supply Business
Petrobras' Business and Management Plan 2013-2017 Approved

Petrobras New Discoveries (1)

Rio de Janeiro, August 7th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces it has confirmed the presence of oil in well 3-SPS-101 (3-BRSA-1179-SPS), in the Carioca Discovery Evaluation Plan area, block BM-S-9, Santos Basin pre-salt. The well, informally referred to as Iguaçu Mirim, is located 303 km off the coast of the state of São Paulo, 34 km to the south of discovery well (1-SPS-50 - Carioca) and 9 km south of Iguaçu well (4-BRSA-709-SPS), at a water depth of 2,158m.

This new discovery was confirmed through oil samples of approximately 20° API, taken via cable test from pre-salt carbonate reservoirs starting at a depth of 4,850 meters. The consortium of BM-S-9 is operated by Petrobras (45%) in partnership with BG E&P Brasil (30%) and Repsol Sinopec Brasil (25%). The deadline for the Declaration of Commerciality is December 31, 2013.



Petrobras' Historical CAPEX (1)
In billions
E&P
Total
E&P 2013-2017
Total 2013-2017
2005 2006 2007 2008 2009 2010 2011 2012 '13 - '17
6.3
11.6
7.5
16.5
11.1
24.1
14.2
29.0
15.9
35.4
18.6
43.4
20.4
43.2
22.0
42.9
147.5
236.7

Critical Resources	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 (1)	65 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

(1) Petrobras Press Release, August 7, 2013

Offshore Supply Business
Large Scale Asset Base of 4,500 Class Vessels









4,500 Class PSV Operating in the Brazilian Market
47 Vessels
47%
21%
9%
4%
7%
4%
4%
2%
2%
PSV Fleet Operators
Bram / Alfanave
UP Offshore (1)
Wilson Sons
Astromaritima
Maersk
Acamin
Farstad
S. Miguel
Superpesa

(1) Information contained in Syndarma and ABEAM report from December 2012 objectively proforma and corrected since all of UP Offshore's PSVs are in the 4,500 dwt class. Includes UP Amber which was delivered to ULTR on January 30, 2013, and UP Pearl.

Offshore Supply Business

Contractual Employment at Increasing Charter Rates

	On-the-Water Fleet	Old Contract Rate	Old Contract Expiration	New Contract Duration	New Contract Rate
A	UP Agua-Marinha	$ 28,000	May-13	4 years	$ 35,380
A	UP Topazio	$ 28,000	Jun-13	4 years	$ 35,380
A	UP Diamante	$ 28,000	May-13	4 years	$ 35,380
B	UP Esmeralda	$ 26,200	Jul-13	4 years	$ 31,950
	UP Safira	$ 26,200	Oct-13		$ 26,200
	UP Rubi	$ 34,000	Nov-13		$ 34,000
	UP Turquoise	$ 30,350	Mar-15		$ 30,350
C	UP Jade	$ 33,000	Aug-16		$ 33,000
	UP Jasper (1)	$ 28,835 (2)	Sep-13		$ 28,835
	New 2013 PSVs				
D	UP Amber			4 years	$ 32,950
D	UP Pearl (Delivered on August 12, 2013)			4 years	$ 32,950
	New 2013 PSVs				
	UP Onyx (Estimated delivery: 1H 2014)				



Current Contract
New Contract
Under Construction
2013
2014
2015
2016
2017

A — $2.6 million additional annual revenues (no incremental operating expense) per vessel x3 = $7.8 million total (3)

B — $2.0 million additional annual revenues (no incremental operating expense) (4)

C — $7.3 million incremental revenue annualized impact of August 2012 delivery, before $3.3 million of incremental operating expense, $4.0 million total (5)

D — $11.5 million incremental revenue (before $5.25 million operating expense) per vessel x2 = $12.5 million total (6)

Compared to 2012 Segment EBITDA of $27.7 million, pro forma impact of additional PSVs and improved charter rates is additional $26.3 million ($7.8 + $2.0 + $4.0 + $12.5)

(1) Operating spot until commencement of new charter in early June 2013; (2) Varies depending on Pound exchange rate – Assumed at USD 1.58 / Pound; (3) Based on $7,380 ($35,380 less $28,000) incremental daily charter rate per vessel, 352 day and 3 vessels; (4) Based on $5,750 ($31,950 less $26,200) incremental daily charter rate per vessel and 352 days; (5) Based on 7.5 months (Jan to mid-Aug), $33,000 daily charter rate, 352 days and $5.25 million operating expenses; (6) Based on $32,950 daily charter rates per vessel, 352 days, $5.25 million operating expense per vessel and 2 vessels.

Represents an estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially from this estimate.

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
2Q 2013 vs. 2Q 2012

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Six months ended June 30, 2013	Six months ended June 30, 2012	% Change	2Q 13	2Q 12	% Change
Revenues	$34,698	$37,737	-8%	$17,757	$19,611	-9%
Voyage Expenses	(11,802)	(14,607)	-19%	(6,117)	(6,637)	-8%
Running Costs	(18,522)	(16,988)	9%	(9,479)	(8,964)	6%
Administrative and commercial expenses	(4,070)	(6,423)	-37%	(2,010)	(3,176)	-37%
Other operating income (expenses)	-	1,261		-	235	
Investment in Affiliates	(17)	(3)	467%	(15)	(9)	67%
Other net	18	(279)		16	(412)	
Segment Adjusted EBITDA	$305	$698	-56%	$152	$648	-77%

- **Decrease in revenues of 9% when comparing 2Q 2013 against 2Q 2012 resulted mainly from a reduction in volumes transported in 2Q 13 in our feeder container trade where we experienced a 14.4% reduction in revenues**
- **Voyage Expenses which in the case of our Ocean Business relate almost exclusively to our container feeder operation decreased $0.5 million in 2Q 13 as compared to 2Q 12**
- **Running Costs increased $0.5 million mainly on account of higher maintenance and crewing costs of our local fleet, part of which is recovered from our charters**
- **Administrative and commercial expenses decreased 37% mostly due to the quarterly allocation of corporate G&A to the segment in a different way in 2Q 13 than we did in 2Q 12. The q-o-q variance in G&A allocation will reverse in 3Q and 4Q 13 and consequently we do not expect such difference will reflect an equivalent variance for the entire year**

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- Our Product Tankers remain employed on medium term charters at levels substantially above those prevailing in the international (non cabotage) markets, with positive Gross Profit Contribution
- We have recently extended the charters on one of our four Product Tankers into 2014 and believe will be able to renew the employment of the other two vessels (whose charters end in 4Q 13) in the flag protected trade in which they operate

Feeder Container Vessels – *Asturiano & Argentino*

- We continued to successfully employ our two container feeder vessels in our regional feeder service. However they experienced lower revenues on account of reduced volumes in 2Q 13
- We expect volumes and revenues in 3Q 13 and 4Q 13 to be more in line with those experienced last year


Quarterly Revenues per Leg
Southbound
Northbound
In ($ Millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
6.6
2.0
7.0
2.3
4.6
2.5
6.4
3.3
6.4
3.3
4.3
1.9
4.3
3.4
4.7
3.6
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Six months ended June 30, 2013	Six months ended June 30, 2012	% Change	2Q 13	2Q 12	% Change
Revenues						
Attributable to River Business	$122,531	$71,128	72%	$83,184	$41,744	99%
Attributable to Offshore Supply Business	42,447	35,170	21%	20,845	18,142	15%
Attributable to Ocean Business	34,698	37,737	-8%	17,757	19,611	-9%
Total revenues	**199,676**	**144,035**	**39%**	**121,786**	**79,497**	**53%**
Voyage expenses						
Attributable to River Business	(61,681)	(39,852)	55%	(42,308)	(20,951)	102%
Attributable to Offshore Supply Business	(1,931)	(2,046)	-6%	(982)	(833)	18%
Attributable to Ocean Business	(11,802)	(14,607)	-19%	(6,117)	(6,637)	-8%
Total voyage expenses	**(75,414)**	**(56,505)**	**34%**	**(49,407)**	**(28,421)**	**74%**
Running costs						
Attributable to River Business	(30,446)	(24,108)	26%	(16,383)	(12,658)	29%
Attributable to Offshore Supply Business	(18,652)	(17,389)	7%	(10,286)	(8,841)	16%
Attributable to Ocean Business	(18,522)	(16,988)	9%	(9,479)	(8,964)	6%
Total running costs	**(67,620)**	**(58,485)**	**15%**	**(36,148)**	**(30,463)**	**19%**
Amortization of Dry Dock & Intangible Assets	(1,456)	(2,077)	-30%	(748)	(1,029)	-27%
Depreciation of Vessels and Equipment	(19,067)	(18,974)	0%	(9,655)	(9,530)	1%
Administrative and commercial expenses	(18,323)	(15,437)	19%	(9,501)	(7,650)	24%
Other operating income	1,407	6,748	-79%	957	984	-3%
Operating profit (loss)	**$19,203**	**($695)**		**$17,284**	**$3,388**	**410%**
Attributable to River Business	10,664	(5,157)		14,598	369	
Attributable to Offshore Supply Business	11,636	8,524	37%	4,236	4,486	-6%
Attributable to Ocean Business	(3,097)	(4,062)	-24%	(1,550)	(1,467)	6%
Segment Adjusted EBITDA						
Attributable to River Business	26,992	4,849	457%	23,674	5,367	341%
Attributable to Offshore Supply Business	16,267	13,307	22%	6,808	6,871	-1%
Attributable to Ocean Business	305	698	-56%	152	648	-77%
Financial Income	87	80	9%	11	38	-71%
Other financial expense	8,240	(2,123)		1,985	(3,374)	-159%
Adjusted EBITDA	**$51,891**	**$16,811**	**212%**	**$32,630**	**$9,550**	**242%**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Six months ended June 30, 2013	Six months ended June 30, 2012	2Q 13	2Q 12
Revenues	$199,676	$144,035	$121,786	$79,497
Voyage Expenses	(75,414)	(56,505)	(49,407)	(28,421)
Running Costs	(67,620)	(58,485)	(36,148)	(30,463)
Depreciation and amortization	(20,523)	(21,051)	(10,403)	(10,559)
Administrative and commercial expenses	(18,323)	(15,437)	(9,501)	(7,650)
Other operating income	1,407	6,748	957	984
Operating income (loss)	**19,203**	**(695)**	**17,284**	**3,388**
Financial expense and other Financial expenses	(8,570)	(20,240)	(3,281)	(12,154)
Financial Income	87	80	11	38
Net Gains (Losses) on Derivatives, net	(211)	-	5	-
Investment in Affiliates	(319)	(666)	(124)	(353)
Other, net	18	(391)	246	(432)
Income Taxes	(2,023)	3,140	(401)	4,399
Net (loss) attributable to non-controlling interest in subsidiaries	(553)	(445)	(254)	(276)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**$7,632**	**($19,217)**	**$13,486**	**($5,390)**
EPS (In USD)	$0.05	($0.65)	$0.10	($0.18)
Adjusted EBITDA	**$51,891**	**$16,811**	**$32,630**	**$9,550**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(874)	(1,827)	(1,052)	(2,561)
Yard Ebitda from Touax Sale	1,698	-	(131)	-
Extinguishment of debt one time event	3,785	-	181	-
Adjusted net income (loss)	**$12,241**	**($21,044)**	**$12,496**	**($7,951)**
Adjusted EPS (In $)	**$0.09**	**($0.71)**	**$0.09**	**($0.27)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At June 30, 2013 (Unaudited)	At December 31, 2012	% Change
ASSETS			
Cash & Cash Equivalents	$131,315	$222,215	-41%
Restricted cash to redeem 2014 Senior Notes	182,115	0	
Accounts Receivables	46,954	36,487	29%
Other Current Assets	60,324	0	
Vessels and Equipment, Net	641,109	647,519	-1%
Non-current Other Receivables	23,026	22,758	1%
Non-current Restricted Cash	1,466	1,464	0%
Other Non-current Assets	35,896	31,587	14%
TOTAL ASSETS	**$1,122,205**	**$962,030**	**17%**
LIABILITIES			
Accounts Payable	31,826	32,450	-2%
Accrued Interest	1,703	4,858	-65%
Current Portion of Long-term Financial Debt	210,324	129,031	63%
Other Current Liabilities	32,427	32,406	0%
Long-term Financial Debt	412,941	388,521	6%
Deferred Income Tax Liability	12,217	12,441	-2%
Non-current Other Payables	4,868	4,112	18%
UPB Shareholder's Equity	408,564	399,751	2%
Non-controlling interest in subsidiaries	7,335	6,748	9%
TOTAL LIABILITIES	**$1,122,205**	**$1,010,318**	**11%**

Ultrapetrol
Debt Repayment Schedule

- On July 10, 2013, we redeemed all $180.0 million of our then outstanding 9% First Preferred Ship Mortgage Notes due 2014 with the proceeds of the sale of $200.0 million in aggregate principal amount of our 8.875% First Preferred Ship Mortgage Notes due 2021 (which was issued on June 10, 2013)
- Balanced yearly principal repayments in the medium term
- Our $200.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2021
- All of our long term loans are conservatively structured with loan to value ratios that match current vessel market values

Principal Repayments as of July 10, 2013



Principal Repayments (In $ millions)
250.0
200.0
150.0
100.0
50.0
0.0
13.5
28.8
28.8
50.2
53.4
33.2
15.5
9.8
208.4
6m 2013
2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

Q & A

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)	Six months ended Jun-13	Six months ended Jun-12
Total cash flows provided by operating activities	11,174	(3,297)
Total cash flows (used in) investing activities	(11,203)	(21,952)
Total cash flows (used in) from financing activities	(90,871)	9,280
Total cash flows from operating activities	$ 11,174	$ (3,297)
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	21,132	903
Expenditure for dry docking	3,186	3,909
Income Taxes	2,023	(3,140)
Financial Expenses	16,230	18,117
Gain on sale of vessels	-	-
Allowance for doubtfull accounts	(958)	-
Net loss attributable to non-controlling interest	(553)	(445)
Gains on derivatives,net	-	-
Yard Ebitda from Touax Sale	1,698	-
Other adjustments	(2,041)	(2,793)
Consolidated EBITDA as defined in the Notes due 2014	$ 51,891	$ 13,254
Adjusted Consolidated EBITDA	**$ 51,891**	**$ 13,254**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
2Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	$14,598	$4,236	($1,550)	$17,284
Depreciation and amortization	5,881	2,821	1,701	10,403
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(109)	(254)	(15)	(378)
Net gains on derivatives	-	5	-	5
Yard Ebitda from Touax Sale	(131)			(131)
Other net	230	-	16	246
Segment Adjusted EBITDA	**$20,469**	**$6,808**	**$152**	**$27,429**
Items not included in Segment Adjusted EBITDA				
Financial income				11
Other financial expenses				5,190
Adjusted Consolidated EBITDA				**$32,630**

Appendix (cont'd)
2Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2012			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	$369	$4,486	($1,467)	$3,388
Depreciation and amortization	5,359	2,664	2,536	10,559
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(344)	(276)	(9)	(629)
Other net	(17)	(3)	(412)	(432)
Segment Adjusted EBITDA	**$5,367**	**$6,871**	**$648**	**$12,886**
Items not included in Segment Adjusted EBITDA				
Financial income				38
Other financial expenses				(3,374)
Adjusted Consolidated EBITDA				**$9,550**

Appendix (cont'd)

1H 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Six months ended June 30, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	$10,664	$11,636	($3,097)	$19,203
Depreciation and amortization	11,727	5,395	3,401	20,523
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(302)	(553)	(17)	(872)
Net (loss) on derivatives	-	(211)	-	(211)
Yard Ebitda from Touax Sale	1,698	-	-	1,698
Reduction in opex	3,205			3,205
Other net	-	-	18	18
Segment Adjusted EBITDA	**$26,992**	**$16,267**	**$305**	**$43,564**
Items not included in Segment Adjusted EBITDA				
Financial income				87
Other financial income				8,240
Adjusted Consolidated EBITDA				**$51,891**

Appendix (cont'd)
1H 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Six months ended June 30, 2012 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($5,157)	$8,524	($4,062)	($695)
Depreciation and amortization	10,776	5,233	5,042	21,051
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(663)	(445)	(3)	(1,111)
Other net	(107)	(5)	(279)	(391)
Segment Adjusted EBITDA	**$4,849**	**$13,307**	**$698**	**$18,854**
Items not included in Segment Adjusted EBITDA				
Financial income				80
Other financial expenses				(2,123)
Adjusted Consolidated EBITDA				**$16,811**